Filed by Noble Energy, Inc.
(Commission File No. 001-07964)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Clayton Williams Energy, Inc.
Commission File No.: 001-10924

This filing relates to the proposed merger of Wild West Merger Sub, Inc. (“Merger Sub”) with Clayton Williams pursuant to the terms of an Agreement and Plan of Merger, dated as of January 13, 2017 (the “Merger Agreement”), by and among Noble Energy, Clayton Williams, NBL Permian LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on January 17, 2017, and is incorporated by reference into this filing.

On February 15, 2017, Noble Energy made a presentation at the 2017 Credit Suisse Energy Summit. The following slides are excerpts from that presentation and relate to Noble’s pending acquisition of Clayton Williams. The following transcript is a transcript of that presentation.

 NBL 2017 Capital Program* Other EMED Delaware DJ Basin Eagle Ford MBbl/d 0 30 60 90 120 FY 2016 FY 2017E 2H 2016 2H 2017E 2017 USO Oil Growth 2017 Outlook and Capital Program 5 Substantial growth throughout 2017 * Excludes NBLX estimated capital expenditures, includes CWEI post assumed close in middle 2Q17 Organic Capital Expenditures* Expected between $2.3 - $2.6 B Capital Focused on U.S. Onshore and Leviathan Development ▪ 75% allocated to U.S. Onshore, over 20% to EMED Total Volumes Expected Between 415 - 425 MBoe/d for Full Year 2017, Up 5% Adjusted for 2016 Divestments ▪ Total oil up 9% adjusted for 2016 divestments ▪ U.S. Onshore oil up nearly 30% from FY 2016, up 40% 2H 2016 to 2H 2017 (adjusted for 2016 divestments) ▪ GOM and West Africa anticipate declines Total Company Volumes Increase Through 2017 395 - 415* MBoe/d 2Q17E 370 - 380 MBoe/d 1Q17E 440 - 460* MBoe/d 2H17E

  NBL Leading U.S. Onshore Operator with Top Tier Acreage 6 2 BBoe each in core oil positions in DJ and Delaware Delaware 352,000 net acres 3,220 gross locations 8,400’ average lateral length 2 BBoe net unrisked resources Eagle Ford Marcellus 363,000 net acres 1,900 gross locations 8,000’ average lateral length 20 Tcfe net unrisked resources DJ Basin 118,000* net acres 4,225 gross locations 7,800’ average lateral length 2 BBoe net unrisked resources 35,000 net acres 360 gross locations 7,600’ average lateral length 460 MMBoe net unrisked resources * Reflects acreage post CWEI acquisition close. Excludes 100,000 other Permian acres. ** Includes CWEI post assumed close in middle 2Q17 0 2,000 4,000 6,000 8,000 10,000 <$40/Bbl <$2/Mcf Base Plan Pricing Gross Identified Locations USO Gross Inventory of Nearly 10,000 Wells NBL Existing Eagle Ford Delaware DJ Marcellus BTAX PV10 or Greater Wells CWEI Delaware ~170 Additions MBoe/d 2H 2016 Combined DJ Basin, Delaware** & Eagle Ford 2H Rate Rate Increases Nearly 35% ~230 MBoe/d 2H 2017E

 NBL Industry-Leading Combined Southern Delaware Basin Position 7 Best-in-class assets and best-in-class operator Transaction Creates 2nd Largest Southern Delaware Operator Accelerating Activity and Applying NBL Expertise ▪ Leverage NBL technical capabilities in onshore unconventionals Development Efficiencies From Long-Laterals, Drill Time Reduction and Increased Recovery Enhancing Long-Term Capital Efficiency ▪ Avg. lateral length of 7,800 feet over combined position ▪ NBL top-tier well results in the basin 0 25 50 75 100 125 CXO NBL + CWEI OXY FANG CDEV PDCE JAG PE CPE Southern Delaware Basin Net Acreage (000s) NBL Acreage CWEI Acreage Combined 120K Net Acres Source: review of public disclosures

 NBL Industry-Leading Combined Southern Delaware Basin Position 7 Best-in-class assets and best-in-class operator Transaction Creates 2nd Largest Southern Delaware Operator Accelerating Activity and Applying NBL Expertise ▪ Leverage NBL technical capabilities in onshore unconventionals Development Efficiencies From Long-Laterals, Drill Time Reduction and Increased Recovery Enhancing Long-Term Capital Efficiency ▪ Avg. lateral length of 7,800 feet over combined position ▪ NBL top-tier well results in the basin 0 25 50 75 100 125 CXO NBL + CWEI OXY FANG CDEV PDCE JAG PE CPE Southern Delaware Basin Net Acreage (000s) NBL Acreage CWEI Acreage Combined 120K Net Acres Source: review of public disclosures

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT NBL - Noble Energy Inc at Credit Suisse Energy Summit EVENT DATE/TIME: FEBRUARY 15, 2017 / 3:05PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S David Stover Noble Energy Inc. - Chairman, President, CEO C O N F E R E N C E C A L L P A R T I C I P A N T S Mark Lear Credit Suisse - Analyst P R E S E N T A T I O N Mark Lear - Credit Suisse - Analyst It is a pleasure to have Noble here to present an exciting U.S. onshore growth story here for 2017 post a big acquisition in the Delaware, really reinforcing the long-term growth profile of the Company; and obviously, a core legacy asset in the DJ that keeps getting better, and a bunch of other assets that the Company has in the portfolio, including Israel that's going to be an increasingly talked-about story I think in 2017. So a pleasure to have Dave Stover, Chairman and CEO, to walk us through the story here. Thank you so much. David Stover - Noble Energy Inc. - Chairman, President, CEO Thanks, Mark, appreciate it. Thank you. And good morning to everyone here that's joined us this morning, and I appreciate the chance to have an opportunity to talk about Noble Energy, because it's a pretty exciting time for us as a company, when you think about it just coming off another quarter of out-performance, and as Mark mentioned, on the heels of the announcement of the Clayton Williams acquisition. It's a real pleasure to be up here and talk about everything we're doing. I'll spend a short bit of time looking back on 2016, especially how it sets up for the future, a little bit on our key objectives for 2017, and then briefly review some areas of activity that we have going on, especially where we're spending capital as a company. One to start with, a slide that just highlights our strategic focus and what are we really putting our effort in and our attention to. It starts with our top-tier onshore U.S. position and that's been enhanced by the Clayton Williams transaction. And I'll show you some information and a map here in a little bit highlighting the onshore position, but I think it's second to none. And the second part of that is demonstrating our ability to lead in each basin we're in. And I think if you look closely at the information, whether it's on drilling or productivity in each basin, I think you'll see we're doing that. And that's a key objective for us. Uniquely for us, we have the added benefit of a world-class Eastern Med asset position. When you think about our discovery and the production already at Tamar, and the project coming on at Leviathan, we have a clear line of sight to doubling our production, our operated production, over there by the end of this decade, and an opportunity to double it again over the next decade, all in an area with margins that compete very well with the best of the onshore U.S. position, so the best of both worlds. At the same time, we're always looking at the portfolio, whether it's evaluating opportunities to come in to compete in the portfolio, or looking at the existing portfolio on what might make sense in somebody else's hands. All of this underpinned by the capability and maintaining the financial capability to execute, and execute in any price environment. On the right, on the circles on the right, we've highlighted some of the attributes that are really delivering differential value for the Company, whether it's starting with the quality of the asset base, the ability to execute for that financial underpinning. So if you look at 2016, the organization did a great job delivering on each of these attributes. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

The portfolio, the quality of the portfolio became clear whether you looked at what we did in the DJ Basin, what we did in Israel, in the Delaware Basin and even in the Marcellus, where we now have the ability to control our own activity and pace of activity. Operationally and financially, the organization executed extremely well. On the operational standpoint, in 2016, we delivered an additional 7.5% of volume versus original plan for 10% less capital. At the same time on the financial aspect, we raised $1.5 billion of proceeds as we continued to manage the portfolio, enabling us to pay down $850 million of debt while at the same time, we ended the year accelerating our onshore activity. So when you look at 2017, the goal should seem pretty obvious -- accelerating our onshore activity and building off the program and the foundation that we've set out there. We probably averaged around three rigs last year in the onshore; we exited the year with about six and we'll average about eight this year. Adding in the Clayton Williams acreage will further accelerate and enhance the program as we close that here in the second quarter. The development of Leviathan is a big impact. As we're moving forward on the development of Leviathan, the team is going to be working diligently to actually fill that 1.2 Bcf a day of capacity by the time we start up production in late 2019, early 2020, a tremendous opportunity. At the same time, we're growing our midstream value. We came out with NBLX in September and I think that was pretty fortuitous if you look at how that's progressed through this period of time. And that business will grow along with our growth in the DJ and the Delaware and continue to support our upstream development. At the same time, we're targeting around $1 billion in proceeds this year. Opportunities can come from NBLX dropdown through the year, at some point in time potentially, Eastern Med, reduction in interest as we've talked about. And then going back to what I said about looking at the portfolio and if there's something that actually fits in somebody else's hands that accelerates value for us, we'll look at that. At the same time, even with a smaller capital program and exploration, we're still exposed to some very big opportunity here this year. We've got a big well in Surinam, offshore Surinam, we expect to drill later this year. That could be very impactful and we continue to look for opportunities to build and high-grade that portfolio for the long term. So you look at the capital program and here, we've kind of outlined in the doughnut chart on the right, the split of our 2017 capital program as we look at it. We've laid it out with a range of $2.3 billion to $2.6 billion. This compares on an organic program to last year that was probably a little under $1.4 billion, $1.3 billion to $1.4 billion, so up substantially, really driven by the growth and acceleration of our onshore program and the start of our Leviathan project. If you look at it, the largest areas of spend in order are the DJ Basin, the Eastern Med and the Delaware Basin. The combination of our onshore program and our Eastern Med program will be about 95% of our capital. So it is focused in the key areas that are going to drive not only our near-term growth, but our long-term value growth. At the same time, we increased our expectation for volume delivery this year by about 15,000 barrels equivalent per day versus what we were talking about in November, when we had our analyst event, driven partly by the addition of the new properties in the Delaware, but also partly by the continued outperformance across all areas. So the expectation is that the midpoint will be up about 5% adjusted for divestments from last year on a year-on-year basis. And you can see on the bottom what's driving some of that growth. In the U.S. onshore oil growth, I think on full year, it's up about 30% and the second half of the year is up about 40%. That's the key driver. As you look at the trajectory, it'll continue to grow quarter-on-quarter through the year as we show on the bottom; and resulting in the second half of the year up to about 440,000 to 460,000 barrels of oil equivalent per day. I think that's up about 10% versus the second half of last year. So the growth is very visible as we start to move through the year as we bring on these new projects in the onshore. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

You step back and you look at the whole onshore program and what it now looks like with the addition of Clayton Williams. And it's been pretty interesting to see that we now have 2 billion barrels oil equivalent of resource in both the DJ Basin and the Delaware Basin, which I think, as you'll see as I go through some of the performance, these are two of the top oil basins in the U.S. And we have a leading position and a tremendous inventory in each basin. Overall, you look at the total inventory, it's pretty resilient. You look at the bar charts on the right and even down to less than $40, less than $2 an Mcf, you still have a very large inventory of opportunities. Again, on the bottom, you see what's driving the growth. In the second half of the year, it's the DJ, Delaware and Eagle Ford. It's going to be up about 35% relative to that same time period in 2016. So you step back and look at it, and what's changed in our onshore position over the last 2 years? Well, with the addition of Rosetta and of the addition of Clayton Williams, we've now added close to 2.5 billion barrels of high-margin, high-value inventory in the last 2 years. So let's look at the Delaware Basin in this -- what's the impact of the Clayton Williams transaction? If you look at the map on the right, our legacy acreage is in yellow. A lot of that came through Rosetta and we actually built on that earlier this year with about 7,000 acres or so from some other transactions. And you can see the fit of Clayton Williams in red, and of the nice part about it is, as we've evaluated this basin, both of these positions are in what we would call the core of the core of the southern Delaware Basin. And you see on the bottom left, now we are one of the leading positions in that basin with 120,000 acres after the close of the Clayton Williams acquisition. Continuing to accelerate development -- as I said, we exited the year with three rigs now and we will exit this year with six rigs in the Basin, so a lot of opportunity to continue to see a pretty fast rate of change and rate of information as we go through the year. Showed another map that kind of highlights some of the other reasons we were interested in this opportunity in particular. This kind of map highlights a GOR map and what it depicts is both our positions, what we've had and what we've added are in the high oil content portion of the play. In fact, I'll show you pretty soon the wells we're bringing in are consistently around 70% or so of oil cut. The other nice part about this is it's a low water cut and the water cut does vary across the basin. So that helps a lot on operating costs and just managing. One of the other things that was interesting here is for this particular transaction, we had the opportunity to combine our midstream business with how we were looking at the upstream opportunity because for this acreage, very little of it was dedicated to third parties from a midstream perspective. So it brought another value opportunity that we can continue to build off and support as we go forward. So when you look at the whole program for the Delaware, the total program for this year, it'll be about $500 million. We'll drill 50 new wells this year and as I said, starting off the year, we got three rigs on our acreage, one on Clayton Williams' acreage right now. We'll add another one at the close of the transaction or shortly thereafter, and we'll add another one at the end of the year. So a tremendous amount of opportunity for new information to continue to roll in as we go through the year. The other nice part about this, both positions are highly contiguous acreage, so it really enables us to have the majority of our wells, long laterals, which is a real value proposition in the basin. I think our average lateral length now when we look at the portfolio out here is close to 8,000 feet, which is a big difference from how it probably would've been viewed a year ago. Here's a map -- I always get interested in new well results and actually, Donnie Moore and I were talking last night that just some of the rate of change on some of this new information that's come through just over the last 6 months or so has been pretty fascinating to follow out here. What's not shown on this slide is the continued performance of some of our initial wells -- I think the four or five initial wells which we showed back in November, and have those have continued to outperform the type curves that we actually even adjusted not too long ago. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

On these wells, what's been fascinating about these is as you look at them, they're spread out across the acreage, so they reaffirm our expectation on production capability across a wide area. They're all very high oil cut and all -- if you look across the basin, there is a wide range of oil cut, but this is very high oil cut, 70%-plus in a lot of cases. And what's interesting is whether it's on the wells we've done previously or these new wells, we're not focused on maximizing your IP30s or your IP24s. What we're focused on is figuring out how to maximize the value and the volume per dollar spent over the first 3 or 5 years. In doing that, what we're really looking at -- and what Donnie and I had a long conversation last night -- is we're really focused on how does your drawdown change; how do you manage your drawdown versus your productivity over extended periods of times. And what's been interesting is purposely, we've started out these new wells at kind of the same rates that you would've expected at different concentrations based on the knowledge base that's in the field. And what we're doing now on these increased proppant concentrations is what we're finding allows us to extend the period of time that we can hold these higher productivities and minimize the drawdown. What that means is you're improving your economics over time. Now, it's still early, but it's consistent with what we've seen on the wells where we have the longer production history; and it's consistent with what we've seen on these new wells as we've brought them on. So the bottom line story and the takeaway from this is, based on what we've learned and the expectation and how it's performed for the new wells and the older wells, both against type curve and against our expectation, has performed in line or above, and has enabled us to come to the takeaway point of increasing our base program from about 2,000 pounds per foot now to 3,000 pounds per foot. So we've gained that much confidence just over the last 3 to 6 months from this. That's where I get back to the rate of change in this basin is amazing and you're still in the early stages of this. And when you look at the ability now to drill 50 wells this year versus a handful or two over the last year, that rate of information is just going to continue to grow. So it's an interesting place. We're extremely pleased with what we're seeing on the quality of the reservoir out here, and extremely pleased to have the ability to build on this with the Clayton Williams transaction, get that in the fold and start to apply the same technology to a wider playing field. One of the reasons we've gotten so confident in some of this is the fact that we've transferred our knowledge and we've been able to build on the knowledge from experiencing close to 2,000 horizontal wells across our programs, whether it was the DJ or the Marcellus, the Eagle Ford and the Delaware. In the DJ this year, we're going to be drilling close to 150 wells, where we've actually made the decision to accelerate a rig into the DJ. And you'll see what supports that here in a minute. But we'll have three rigs running here in the -- sometime in the second quarter, and again, concentrating on the long lateral program. And just as we've seen in the Delaware, actually started somewhat in the DJ, we've gotten ourself confident on continuing to increase the concentration from a value proposition. And let me show you why. This, I mentioned yesterday is one of my favorite slides in the pack, and I think you'll see us have slides like this in the Delaware coming out as we get more history. But when you look at it on the right -- and this is why I say we don't focus on IP30s and that type of thing, because the way it's set up, those probably aren't going to be very different at different concentrations. They're pretty similar based on what area you're in. Where you see the difference is in the extended period of production time and what's driving that is your rate of change in the reservoir or your drawdown in the reservoir has been so much more minimal over that longer period of time, it allows you to maintain a higher production level for a much longer extended period of time. And you're seeing it here; look at the deviation as you get out past 40 days or so, as we move from 1,400 pounds per foot to 1,800 pounds per foot. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

The same thing as you go to higher concentrations, it takes longer to see that deviation. You see that on the 2,500 pounds per foot, but it's not out until you get to 70 to 80 days or so. The fascinating thing will be to see how this continues to play out and at what point do you start to see decline on these wells to establish a more reliable long-term EUR on this. But it's pretty clear there is a value proposition here that's getting more and more established as we get more wells with extended period of data. It wouldn't be complete talking about the onshore without at least having a slide on the midstream business. And essentially here on the box, it shows the different ownership split around the different segments of the business. And as I mentioned, it's set up to support, or will support, the DJ and Delaware growth, and it'll also benefit from the fact that the Clayton Williams portion is not dedicated to another third party. So we'll have the ability to be able to wrap that in. The Eagle Ford is going to be a big driver the second half of the year, especially as we're bringing on 40 wells, the vast majority of in south Gates Ranch. If you go back through the history of south Gates Ranch, you know how prolific that area is. It's a big driver in the second half and you can see our capital program and activity at $325 million for about 40 new wells. Internationally, most of our spend this year, as I mentioned earlier, will be in the Eastern Med. Most of it will be focused on the Leviathan development. Again, the Tamar production, extremely reliable. We've seen update actually in moving power demand from coal to gas as Leviathan has become more real. I expect that will continue. And again, the focus here on Leviathan is continuing to solidify contracts, so that we're filling that project up, the phase one project, by the time it comes on, in late 2019, 2020. And we're starting to get a line of sight on the next phase. So we have the opportunity here, between expansion of Tamar and Leviathan, to double our production capacity again in the next decade. I just wanted to show, because it's interesting, especially as we're talking more about Leviathan, to get a visual reminder of how big this really is. For those of you that are familiar with Houston, I show the map on the right. It shows the reservoir from Leviathan covers the whole spectrum of Loop 610. It also touches Beltway 8 at the north and Beltway 8 at the south, to just give you a little bit of a perspective. No wonder it contains 22 Tcf of gas. What's amazing too to me is, as you look at it, 4 wells are going to produce 1.2 Bcf a day. Each of those 4 wells has the capability to produce over their life over 2 trillion cubic feet each. This is stuff I could only dream of when I was coming out of school, so pretty interesting. So when you combine this with the onshore program and the margins that you're seeing in both programs, you get an outlook that looks like this. You get a growth outlook that continues to expand, but you get a cash flow outlook that grows even faster than your volume. You got a cash flow outlook on a CAGR that's going to grow from 35% to 45% per year. You've got a volume growth that's driven and led by your U.S. onshore oil that's in the 30% CAGR range. And you sit there and you look at folks and say, well, is that back-end loaded or what? The reality is, folks, it's happening now. 2017's onshore oil CAGR is 30%, so this isn't something we're waiting to happen, we can't see happening. It's happening now and it'll even be built on as you bring the Leviathan on in the 2019, 2020 timeframe. So that's pretty exciting. And so for us, the line of sight to our future is pretty clear. I think the things we've done over the last 2 years have made us a stronger company and have painted a brighter future. So that's why we're excited to have the opportunity to talk to you today, and hopefully a number of you in some of the one-on-one sessions. Okay. Put my disclaimer up there. And Mark, will you open up for a few questions? 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

Q U E S T I O N S A N D A N S W E R S Mark Lear - Credit Suisse - Analyst Yes. Good morning, Dave, thank you for coming. Maybe it's just my observation, but your messaging seemed to lack anything about the Marcellus acreage. David Stover - Noble Energy Inc. - Chairman, President, CEO Right. Mark Lear - Credit Suisse - Analyst Is that just because it's further down the priority list or on the back of the Clayton Williams acquisition? You mentioned asset -- David Stover - Noble Energy Inc. - Chairman, President, CEO Yes. Mark Lear - Credit Suisse - Analyst -- optimization, where -- David Stover - Noble Energy Inc. - Chairman, President, CEO Where does it fit in the portfolio? Mark Lear - Credit Suisse - Analyst Yes, yes. David Stover - Noble Energy Inc. - Chairman, President, CEO Where does it fit in the capital program? There's one reason that it's not getting as much run time, if you will, is we're just not spending as much on it right now as the other programs. This year's program in the Marcellus is really focused on the completion inventory and completing out a large portion of that. In our long-range plan, we had planned to bring a rig in late this year. I think we always have to continue to evaluate that relative to what are other options. I think one of the things we're seeing here is that the economics, as strong as they were to begin with, and things like the Delaware and the DJ, they're improving. They're even getting better right now. So I think the thing in the Marcellus is what we've got to look at is how does that continue to compete versus those types of opportunities in the portfolio? And that's what we'll have to continue to evaluate and make sure that it makes sense to fit better in our hands than somebody else's. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

Mark Lear - Credit Suisse - Analyst Dave, in terms of completion (inaudible), you guys are at the leading edge. I guess maybe kind of frame how you think about going to 4,000 pounds, 5,000 pounds potentially -- David Stover - Noble Energy Inc. - Chairman, President, CEO Yes. Mark Lear - Credit Suisse - Analyst -- in a rising service cost environment, and where maybe we could be heading towards maybe a point of diminishing return. David Stover - Noble Energy Inc. - Chairman, President, CEO It's a good question, Mark, because probably what you'll see from the impact of this, you won't see as many tests at the higher concentrations just from the whole cost perspective. I think we will continue to do some because you want to learn early in the program versus late in the program, especially when you've got such a big expansion breadth in each of these programs. I think where we are now in the Delaware, we've gotten very comfortable even looking forward to any changes, that the 3,000 pounds per foot is starting to look like a very good economic scenario any which way you look at it. In the DJ, we're probably at the 1,800 and we'll probably continue to test some a little over 2,000. I'll tell you, in the Delaware, we'll probably have -- we've got a few tested already with [4,000 and 5,000]; we'll probably have a few more, but probably not as many as we would've had otherwise. Unidentified Audience Member Dave, it's Michael here from (inaudible). David Stover - Noble Energy Inc. - Chairman, President, CEO Yes, Michael? Unidentified Audience Member Just a quick question -- it looks like already good sort of acreage you've got there in the corner of Reeves County. What is your operated interest across that acreage, the acreage that you've acquired? And what is your overall working interest? David Stover - Noble Energy Inc. - Chairman, President, CEO Yes, most of it is in that 80% range on average, Mike. Unidentified Audience Member And just looking, we had the opportunity to see OXY yesterday. It looks like they're pretty much on the same zip code as you -- 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

David Stover - Noble Energy Inc. - Chairman, President, CEO Um-hum. Unidentified Audience Member -- right next door with the Barilla Draw. Are they your non-operated partner in this acreage or how does that work? David Stover - Noble Energy Inc. - Chairman, President, CEO In some of it, we've got a mix of non-operated partners out there. I think the next step for us in that acreage is solidifying coring up some of the positions within the positions -- Unidentified Audience Member Okay. David Stover - Noble Energy Inc. - Chairman, President, CEO -- kind of like we've done in the DJ where if there's benefit to both companies, you can do that and each company can have longer laterals. But the nice part is you're starting from a very large contiguous position to start with, with a very high average working interest. In fact, in a lot of our operated positions, it's 100%. Unidentified Audience Member Last one if I may -- you gave a GOR kind of graphic in that. Which layer are you talking about there? Is that one specific -- David Stover - Noble Energy Inc. - Chairman, President, CEO Wolfcamp A mainly. That's where most of the activity is. Unidentified Audience Member Okay. All right. Thanks very much. See you later. David Stover - Noble Energy Inc. - Chairman, President, CEO Yes. Mark Lear - Credit Suisse - Analyst Obviously, you've talked about trading, but have been very active in the A&D market. As you look at potentially further bolt-on opportunities in what's a pretty hot basin, maybe you can kind of talk about what you see as being the opportunity to continue to grow potentially. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

David Stover - Noble Energy Inc. - Chairman, President, CEO Well, yes, I think, Mark, the opportunity for us in the Delaware or DJ or any of these where we're focusing is continuing to core up our positions. It enables us to have longer lateral positions, gives efficiencies from using our integrated development plans, our surface facilities of anything we can build off and take advantage of economies of scale on those. That's probably more of what you would see is small pieces that just fill in slots. We've got a very contiguous, core position in both of those areas now. Mark Lear - Credit Suisse - Analyst Thanks, Dave. David Stover - Noble Energy Inc. - Chairman, President, CEO Okay. Thank you, guys. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved. 7782679-2017-02-15T18:44:18.303 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 15, 2017 / 3:05PM, NBL - Noble Energy Inc at Credit Suisse Energy Summit

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Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’ most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation for estimates, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR), that are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy. Clayton Williams will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams’ website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016. You can find information about Clayton Williams’ executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016. Additional information about Noble Energy’s executive officers and directors and Clayton Williams’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.